PRIMEDIA, Inc. 3585 Engineering Drive, Suite 100 Norcross, GA 30092 Tel: 678-421-3000 Fax: 678-421-3400

VIA EDGAR FILING AND FACSIMILE (202) 772-9202

November 16, 2009

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

RE:	PRIMEDIA Inc.
Form 10-K for the year ended December 31, 2008
Filed March 16, 2009
File No. 1-11106

Dear Ms. Cvrkel:

By this letter, PRIMEDIA Inc. (“PRIMEDIA,” the “Company” or “we”) is responding to the comments set forth in your letter dated October 19, 2009.  Our response addresses the staff’s comments in the order listed in your letter.  Each explanation is preceded by the text of the comment to which it responds.

Form 10-K for the year ended December 31, 2008

Selected Quarterly Data, page 35

SEC Comment

1.
We note from the disclosures in the notes to your financial statements and MD&A that your results of operations for both 2008 and 2007 include various material non-recurring and unusual items such as gains and losses from sales of discontinued operations, restructuring charges and charges related to the settlement of litigation.  In future filings, please revise to discuss the nature and amounts of such items that are included in the various quarterly periods presented.  Refer to the guidance outlined in Item 302(a)(3) of Regulation S-K.

PRIMEDIA Inc. Response

In our future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2009, we will present the nature and amounts of any material non-recurring and unusual items such as gains and losses from sales of discontinued operations, restructuring charges and charges related to the provision for litigation reserves and settlements.

Ms. Linda Cvrkel
November 16, 2009

In our Annual Report on Form 10-K for the year ended December 31, 2009, we will include language in our selected quarterly data, similar in tone and concept to that in the following table and notes:

The following is selected unaudited consolidated financial data for the Company for the indicated periods:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (1)(2)(3)	Total
	(Unaudited)
	(Dollars in thousands, except per share data)
Revenue, net	$77,488	$76,794	$76,414	$73,409	$304,105
(Provision) benefit for income taxes	(1,002)	(1,267)	(128)	29,401	27,004

Income from continuing operations (4)	$2,214	$3,474	$8,648	$34,691	$49,027
Discontinued operations, net of tax (5) (6)	11,383	(1,544)	3,312	(2,710)	10,441

Net income	$13,597	$1,930	$11,960	$31,981	$$9,468

Basic and diluted (loss) income per common share (7):
Continuing operations	$0.05	$0.08	$0.20	$0.78	$1.11
Discontinued operations	0.26	(0.04)	0.07	(0.06)	0.24

Net income	$0.31	$0.04	$0.27	$0.72	$1.35

Basic common shares outstanding (weighted-average)	44,171,917	44,174,533	44,175,009	44,184,134	44,176,398
Diluted common shares outstanding (weighted-average)	44,203,993	44,189,055	44,188,562	44,208,750	44,197,590

________________
(1)
During the fourth quarter of 2008, the Company released valuation allowance of approximately $29.3 million on deferred tax assets.  The release of valuation allowance is more fully discussed in Note 11, “Income Taxes,” to the Company’s consolidated financial statements.

(2)
Includes reduction of expense in continuing operations of $2.6 million related to a reversal of an annuity obligation due to the death of a former PRIMEDIA CEO during the fourth quarter.  This reduction of expense is more fully discussed in Note 17, “Severance,” to the Company’s consolidated financial statements.

(3)
Includes provision for litigation reserves and settlements in discontinued operations of $6.0 million during the fourth quarter.  Litigation reserves and settlements are more fully discussed in Note 20, “Commitments and Contingencies,” to the Company’s consolidated financial statements.

(4)
Includes provision for restructuring costs of $0.5 million, $1.2 million, $0.2 million and $3.3 million during the first quarter, second quarter, third quarter and fourth quarter, respectively.  Restructuring costs are more fully discussed in Note 16, “Provision for Restructuring Costs,” to the Company’s consolidated financial statements.

(5)
Includes gain on sale of businesses before income taxes of $0.1 million, $0.1 million and $0.6 million for the first quarter, second quarter and third quarter, respectively.  The gain on sale of businesses is more fully discussed in Note 3, “Divestitures,” to the Company’s consolidated financial statements.

(6)
Includes income taxes related to discontinued operations, including income taxes related to the gain on sale of businesses, of $12.0 million, $0.5 million, $4.4 million and $3.6 million for the first quarter, second quarter, third quarter and fourth quarter, respectively.  Income taxes related to discontinued operations are more fully discussed in Note 11, “Income Taxes,” to the Company’s consolidated financial statements.

Ms. Linda Cvrkel
November 16, 2009

(7)	Basic and diluted income (loss) per common share amounts have been computed using the weighted-average number of shares indicated below and, in all cases, round to the amounts presented.

Selected Quarterly Data, page 35

SEC Comment

2.
Also, we note that you present the measure “gross profit” in your selected quarterly data but do not disclose this measure in the Company’s consolidated statement of operations.  In future filings, please revise to explain how this measure is calculated or determined or eliminate the presentation of this measure for consistency with your financial statement presentation.

PRIMEDIA Inc. Response

In our future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2009, we will eliminate the measure of “gross profit” in our selected quarterly data because the measure is not meaningful, and we do not disclose the measure in our consolidated statement of operations.

Primedia Inc. and Subsidiaries Consolidated Financial Statements

Consolidated Balance Sheet

Note 7. Goodwill and Other Intangible Assets

SEC Comment

3.
We note from the Company’s discussion of its critical accounting policies and estimates in MD&A that the Company performs its annual impairment testing of goodwill on October 31 of each fiscal year.  We also note the disclosure indicating that a decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment.  Given the significant declines in net revenues experienced by the Company during the three and six month periods ended June 30, 2009 and the net losses from continuing operations experienced during each of these periods as well as the continued unfavorable revenue outlook for the remainder of 2009 as described in your Form 10-Q for the quarter ended June 30, 2009, please explain in detail why you have not performed an updated impairment analysis with respect to your goodwill as of June 30, 2009 pursuant to the guidance in paragraph 28 of SFAS No.142.  If you do not believe there has been an adverse change in the business climate since the date of your most recent annual goodwill impairment test in October of 2008, please tell us and explain in MD&A in future filings your basis for this conclusion.

PRIMEDIA Inc. Response

As part of our quarterly close process, we consider the examples in paragraph 28 of SFAS No. 142 that could be indicative of a decline in the fair value of a reporting unit below its carrying value.  In the estimation of management, throughout 2009, the only example potentially having applicability to the Company is the first one, a significant adverse change in legal factors or in the business climate.

Ms. Linda Cvrkel
November 16, 2009

The Company’s methodology for determining the fair value of its reporting unit utilizes a discounted cash flow model, incorporating management’s performance expectations for revenue; operating expenses; earnings before interest, taxes, depreciation and amortization (“EBITDA”); depreciation; non-cash compensation; amortization; restructuring charges; capital expenditures; and an anticipated effective tax rate as well as a weighted-average cost of capital.  Our model assumes that capital expenditures will approximate depreciation and amortization expense over the period.

As disclosed in our Critical Accounting Policies and Estimates, the most sensitive of the assumptions in our model is cash flows from future earnings, which are driven by our revenue and EBITDA.  In our annual impairment testing, we performed a sensitivity analysis of our calculated fair value by assuming our cash flows from future earnings to be 20% less than our forecast for all years.  As disclosed in our Critical Accounting Policies and Estimates, such declines would not result in an indicated goodwill impairment.

In our 2008 annual impairment test, we assumed that our 2009 revenue and EBITDA would be significantly less than in 2008.  As a result, the declines in revenue and EBITDA we have experienced in 2009 compared to 2008 were, to a large extent, already contemplated in our annual impairment test.  In our quarterly consideration of paragraph 28.a of SFAS No. 142, we believe that unless our actual year-to-date revenue and EBITDA or our expected future trends decline by more than 20% of our forecasted amounts, the sensitivity analysis performed in connection with our annual impairment test would still indicate that we have no goodwill impairment.  For the six months ended June 30, 2009, our revenue was approximately 3% less than the forecasted amount, while EBITDA was approximately 5% less than the forecasted amount.  For the nine months ended September 30, 2009, our revenue was approximately 5% less than the forecasted amount, while EBITDA was less than 1% lower than the forecasted amount.  Moreover, based on our current forecast, we expect our capital expenditures to be less than depreciation and amortization by approximately $2-3 million for the year ending December 31, 2009.  Therefore, while our expectations for revenue and EBITDA in 2010 and the following years have been adversely impacted by the continued economic downturn, the impact has been somewhat mitigated due to significant reductions in ongoing expenses we were able to achieve in 2009 and is substantially less than the 20% used in our sensitivity analysis discussed above.  As a result, we do not believe there exists any indicator of a decline in the fair value of our reporting unit below its carrying value at any date and that an interim impairment test is not required.

In future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, we will include language, to the extent it continues to be accurate, in our discussion of our Critical Accounting Policies and Estimates, similar in tone and concept to the following:

Goodwill Impairment Testing. We perform our annual goodwill impairment test as of October 31.  We must also test goodwill for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of our reporting unit below its carrying amount.

Our 2009 annual impairment test indicated the fair value of our reporting unit exceeded its carrying value.  Although our business continues to be adversely impacted by the weakened national economy, our consideration of events and circumstances potentially affecting the fair value of our reporting unit indicated that it was not more likely than not that the fair value of the reporting unit has fallen below its carrying value.  Accordingly, we have not performed an interim goodwill impairment test subsequent to the 2009 annual impairment test.

Ms. Linda Cvrkel
November 16, 2009

Note 7. Goodwill and Other Intangible Assets

SEC Comment

4.
Also, in light of the Company’s depressed market capitalization as indicated by the recent trading price of its common shares, and the continued pressure on revenues and net earnings described in “2009 Business Trends and Outlook” section of your Form 10-Q for the quarter ended June 30, 2009, supplementally advise us and expand your disclosure in future filings to describe the most significant assumptions used in your cash flow analysis prepared for purposes of assessing potential impairments in goodwill.  Your response and your revised disclosures should include any projected revenue and cost increases used in this analysis and should also discuss how actual results compare to your most recent projections.  Your response and your revised discussion should also explain how any differences are expected to affect future cash flow projections and your resulting goodwill impairment analysis.  We may have further comment upon receipt of your response.

PRIMEDIA Inc. Response

With reference to the Staff’s comment about our market capitalization, we believe the following summary of the historical closing price per share of our common stock and related market capitalization since our most recent goodwill impairment testing date (October 31, 2008) demonstrates an important trend:

Date	Closing Share Price	Market Capitalization (in millions)
October 31, 2008	$1.25	$55.2
December 31, 2008	2.17	95.8
March 31, 2009	2.47	109.0
June 30, 2009	2.01	88.7
September 30, 2009	2.52	111.3
October 30, 2009	2.51	110.8
November 12, 2009	2.85	125.8

At October 31, 2008, the indicated fair value of our assets, based on our valuation at that date, exceeded our book value by approximately 99%.  As indicated above, our market capitalization since that date has increased by approximately $70 million, or over 125%.

We disclose in our Critical Accounting Policies and Estimates that the most sensitive of the assumptions utilized in our discounted cash flow model for goodwill impairment testing is cash flows from future earnings.  As noted in our response to the immediately preceding comment, the primary drivers for those cash flows are our revenue and EBITDA, and our revenue and EBITDA results through the first nine months of 2009 are not substantially different from the amounts forecasted in our most recent impairment analysis.  Therefore, while our expectations for revenue and EBITDA in 2010 and the following years have been adversely impacted by the continued economic downturn, the impact has been somewhat mitigated due to significant reductions in ongoing expenses we were able to achieve in 2009 and is substantially less than the 20% used in our sensitivity analysis discussed above.

Ms. Linda Cvrkel
November 16, 2009

Based on the facts discussed above, we do not believe there is any significant risk of goodwill impairment at our reporting unit.  Therefore, we do not believe that additional disclosure of our assumptions is necessary.  We will include in future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2009, a statement indicating that we have determined that the estimated fair value of our reporting unit substantially exceeds its carrying value.  In the future, if our reporting unit becomes at significant risk of impairment, we will add additional disclosure of assumptions used for assessing potential goodwill impairment, including revenue and EBITDA.

Over the past six years, our actual revenue and EBITDA have generally been within a range of 7% higher to 7% lower than our forecasted amounts, and we believe this information would be meaningful for a user of our financial statements.  Therefore, in future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2009, we will include language in our discussion of goodwill impairment testing within our Critical Accounting Policies and Estimates, similar in tone and concept to the following:

In our annual impairment testing, we performed a sensitivity analysis of our calculated fair value by assuming our cash flows from future earnings to be 20% lower than our forecast.  The results indicated that such declines would not result in an indicated goodwill impairment.  Over the past six years, our actual revenue and EBITDA have generally been within a range of 7% higher to 7% lower than our forecasted amounts utilized in our annual impairment testing.

Note 3. Divestitures

SEC Comment

5.
Given the significant number of operations that have been classified in the Company’s financial statements as discontinued operations during the various periods presented in the Company’s consolidated statement of operations, as well as the overall materiality of the amounts reflected in this line item for the periods presented, please provide us with and disclose in future filings, a tabular summary of the various amounts comprising the line item “Discontinued Operations” during each period presented.  Separate disclosure should be provided of the results of operations of the various components that have been classified as discontinued operations, the gains and losses generated on the sale of each operation along with the related tax effect, as well as any other items that have been reflected in discontinued operations such as the litigation settlement charges that are disclosed in Note 20.  We may have further comment upon review of your response.

PRIMEDIA Inc. Response

In future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, we will disclose the various components that have been classified as discontinued operations, the gains and losses generated on the sale of each operation along with the related tax effect, as well as any other items that have been reflected in discontinued operations, including provisions for litigation reserves and settlements, in the notes to the condensed consolidated financial statements for as long as presentation of amounts are required and if similar amounts incurred in the future are material.

In our Annual Report on Form 10-K for the year ended December 31, 2009, we intend to expand our disclosure in Note 3 about discontinued operations in 2008 and 2007 in a form substantially consistent with the following:

Ms. Linda Cvrkel
November 16, 2009

The components of discontinued operations for the years ended December 31, 2008 and 2007 included in the consolidated statement of operations were as follows:

	Years Ended December 31,
	2008	2007
	(Dollars in thousands)
Total revenue, net	$ 3,353	$ 358,794

(Loss) income from operations:
Enthusiast Media segment	$ -	$69,683
Channel One	-	(4,104)
Films Media Group	-	622
PRIMEDIA Healthcare	132	446
Auto Guides division	(1,668)	(8,006)
Provision for litigation reserves and settlements (See Note 20)	(6,000)	(2,000)
Professional fees	(2,287)	(768)
Adjustments to accrued operating lease liabilities	2,123	1,030
Insurance-related expenses	(1,488)	(742)
Write-off of receivables and other assets	(1,164)	(1,091)
Deal and other costs related to the divesture of Enthusiast Media segment	-	(3,675)
Other	(498)	(468)
(Loss) income from operations before benefit (provision) for income taxes and gain (loss) on sale of businesses	(10,850)	50,927
Gain (loss) on sale of businesses:
Outdoors group	-	57,547
Enthusiast Media segment	651	460,988
Channel One	-	(7,050)
Films Media Group	-	170
PRIMEDIA Healthcare	132	-
Auto Guides division	42	-
Final adjustments for dispositions in previous years	-	(674)
Benefit (provision) for income taxes	20,466	(14,785)

Discontinued operations, net of tax (including gain (loss) sale of businesses)	$ 10,441	$ 547,123

The components of the benefit (provision) for income taxes included in discontinued operations in 2008 and 2007 were as follows:

Ms. Linda Cvrkel
November 16, 2009

	Years Ended December 31,
	2008	2007
	(Dollars in thousands)
Provision for tax benefit (expense) on pre-tax income (loss)	$15,046	$28,937
Provision for tax benefit (expense) on gain (loss) on sale of businesses	1,227	(44,901)
Change in liability for uncertain tax positions	(1,347)	(4,911)
Changes in estimates included in prior year tax provision	5,540	6,090
Total benefit (expense) for income taxes	$20,466	$(14,785)

Amounts other than the income or loss from operations of the disposed businesses and gain or loss on sale of businesses primarily represent the impact of changes in contingent obligations the Company has related to the disposition of the businesses, including changes in sublease income assumptions related to operating leases for office space subleased or assigned to the buyer or another third party; legal and other professional fees incurred in defending ourselves against litigation or in attempting to force performance by third parties under leasing arrangements; actual or expected losses from litigation for which we are liable; write off of uncollectable rent receivable under operating lease arrangements for real estate; insurance-related costs for events that occurred prior to the disposition; and other similar costs.

Note 9. Accrued Expenses and Other

SEC Comment

6.
We note from the disclosure included in Note 9 that the Company had accrued “divestiture reserves” aggregating $5,061 at December 31, 2007.  Please tell us and revise future filings to explain the specific operations to which these divestitures reserves relate and explain the facts or circumstances that required the establishment of these reserves at December 31, 2007.  Also, please explain the nature and timing of the facts or circumstances that resulted in the decline in these divesture reserves to $0 at December 31, 2008.  We may have further comment upon receipt of your response.

PRIMEDIA Inc. Response

The divesture reserves aggregating approximately $5.1 million at December 31, 2007 related to the sale of our Enthusiast Media (“PEM”) segment on August 1, 2007.  The reserve was established as a working capital settlement at the time of the sale of PEM.  As disclosed in Note 3, during 2008, we settled the working capital adjustment with the buyer and recognized an additional $0.7 million gain on sale of businesses before income taxes.  Our consolidated statement of cash flows also discloses that we made payments during 2008 of approximately $4.4 million related to the sale of businesses.  Clarification that the cash settlement of $4.4 million together with the additional gain on sale of $0.7 million resulted in a divesture reserve balance of $0 at December 31, 2008 would have been more useful disclosure to the user of our financial statements.

In future filings, beginning with our Annual Report on Form 10-K for year ended December 31, 2009, we will provide an explanation of the specific operations to which divesture reserves relate, including the reserve for PEM discussed above, as well as the facts or circumstances that required the establishment or reversal of the reserves if amounts incurred in the future are material.

Ms. Linda Cvrkel
November 16, 2009

Note 11. Income Taxes

SEC Comment

7.
We note from the disclosure in Note 11 that during the fourth quarter of 2007, the Company recorded an increase to its FIN 48 liability and a corresponding charge to income taxes applicable to discontinued operations of $7.5 million resulting from a change in estimates related to income taxes previously taken.  We also note that the changes in estimates were the result of new information having an impact on tax positions that became available to the Company during the fourth quarter.  Please tell us in further detail the specific nature of the new information that became available to the Company during the fourth quarter of 2007, which resulted in the change in estimate with regards to the Company’s FIN 48 liability and the provision for income taxes applicable to discontinued operations.  Also, please explain why this information was not available to the Company in periods prior to the fourth quarter of 2007.

PRIMEDIA Inc. Response

The $7.5 million charge in discontinued operations primarily represents the net of a $10.3 million charge, which is further discussed below, and a relatively minor offsetting amount of $2.8 million.

On August 1, 2007, the Company sold a substantial portion of its business through stock sales of multiple subsidiaries comprising the PEM segment.  These stock sales were treated as sales of assets under Internal Revenue Code (“IRC”) section 338(h)(10).  The Company reflected estimated federal tax on these divestitures in its income tax provision for the quarter ended September 30, 2007.  During the fourth quarter of 2007, the Company finalized its income tax provision for the year, which included revisions relating to the gain on sale of PEM.  These changes included:  changes to the estimated allocation of sale proceeds among legal entities sold by the Company, changes to estimates of the tax basis of assets and liabilities at the date of sale, changes to estimates of stock basis of entities sold, changes to the estimated impact of worthless stock deductions and other less significant changes.  This analysis resulted in recording, at December 31, 2007, an increase to the Company’s FIN 48 liability in the amount of $10.3 million.

We believe the fact pattern described above is consistent with the definition of a change in accounting estimate described in paragraph 2.d of SFAS No. 154 and that the required adjustment was recorded in the proper period.

Note 13. Employee Benefit Plans

SEC Comment

8.
Based on the disclosures outlined in Note 13 to the Company’s financial statements, it does not appear that all of the disclosures required by SFAS No.123(R) have been provided in the Notes to the Company’s financial statements.  Please revise the notes to the Company’s financial statements to include the following additional disclosures in future filings:

Ms. Linda Cvrkel
November 16, 2009

• The total intrinsic value of options exercised during each period presented in the statement of operations and the fair value of shares that vested during each period.

• The total intrinsic value of fully vested shares/options and options expected to vest at the date of the most recent balance sheet.

• The total intrinsic value of options currently exercisable as of the date of the most recent balance sheet.

Refer to the disclosure requirements outlined in paragraph A240 of SFAS No.123(R).

PRIMEDIA Inc. Response

As of December 31, 2008, the total intrinsic value of fully vested shares/options and options expected to vest was $0.  In addition, as of December 31, 2008, the total intrinsic value of options currently exercisable was $0.  All options outstanding as of December 31, 2008 had a strike price that was higher than PRIMEDIA Inc’s common stock closing price on December 31, 2008.

In future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2009, we will present the total intrinsic value of options exercised during each period presented in the statement of operations and the fair value of shares that vested during each period presented in the statement of operations.

Other

In connection with our response to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find the above information responsive to the staff’s comments and will be happy to discuss it further should you desire.

Sincerely yours,

PRIMEDIA Inc.

/s/ KIM R. PAYNE

Kim R. Payne
Senior Vice President and
Chief Financial Officer

cc:  Effie Simpson